SCHEDULE 14A
(Rule 14A-101)
INFORMATION REQUIRED IN PROXY STATEMENT
SCHEDULE 14A INFORMATION
Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934
(Amendment No.)

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☒ Definitive Proxy Statement

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COMPASS BANCSHARES, INC.

(Name of Registrant as Specified in its Charter)

COMPASS BANCSHARES, INC.

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

☒ No fee required.

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Compass Bancshares

To the Shareholders of
Compass Bancshares, Inc.

March 22, 2000

In connection with the annual meeting of shareholders of Compass Bancshares, Inc., to be held on April 17, 2000, we enclose a Notice of Meeting and Proxy Statement containing information concerning those matters which are to be considered at the meeting.

Detailed information concerning the Corporation's activities and operations during 1999 is contained in our annual report, which is also enclosed.

You are cordially invited to attend the annual meeting in person. Please sign and return the form of proxy in the enclosed postage-prepaid envelope so that your shares can be voted in the event you are unable to attend the meeting. You may, of course, vote in person at the meeting, whether or not you submitted a proxy.

Sincerely yours,

D. Paul Jones, Jr.
Chairman and Chief Executive Officer

Please complete, date, sign and mail promptly the accompanying proxy in the return envelope furnished for that purpose, whether or not you plan to attend the meeting.

COMPASS BANCSHARES, INC.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

to be held on

April 17, 2000

The annual meeting of the shareholders of Compass Bancshares, Inc., will be held at the Corporate Headquarters Building, 15 South 20th Street, Birmingham, Alabama, on Monday, April 17, 2000, at 10:00 a.m., for the following purposes:

1. To elect two (2) directors, each to serve for a term of three (3) years or until their successors are elected and qualified.

2. To transact such other business as may properly come before the meeting or any adjournment thereof.

Shareholders of record at the close of business on March 15, 2000, are entitled to notice of and to vote at the meeting.

Shareholders who do not expect to attend the meeting are requested to sign the enclosed proxy and return it immediately in the enclosed envelope in order that their shares may be represented at the meeting.

By Order of the Board of Directors



Jerry W. Powell
General Counsel and Secretary

Birmingham, Alabama
March 22, 2000

COMPASS BANCSHARES, INC.

Proxy Statement for Annual Meeting of Shareholders to be Held on April 17, 2000

INTRODUCTION

This Proxy Statement is furnished to shareholders of Compass Bancshares, Inc., a Delaware corporation (the ''Corporation''), in connection with the solicitation of proxies by the Board of Directors of the Corporation for use at the annual meeting of shareholders to be held on April 17, 2000, and at any adjournments thereof, for the purpose of (i) electing two (2) directors of the Corporation and (ii) transacting such other business as may properly come before the meeting. The executive offices of the Corporation are located at 15 South 20th Street, Birmingham, Alabama 35233. This Proxy Statement and the accompanying form of proxy, together with a copy of the Corporation's annual report for 1999, were mailed to shareholders of the Corporation on or about March 22, 2000.

Shareholders Entitled to Vote

Each holder of record of the Corporation's common stock as of the close of business on March 15, 2000, will be entitled to vote at the shareholders' meeting and at any adjournments thereof. Each shareholder will be entitled to one vote on each proposal for each share of common stock of the Corporation held as of such date. At the close of business on March 15, 2000, there were 117,070,340 shares of the Corporation's common stock issued and outstanding. Notwithstanding the record date specified above, the stock transfer books of the Corporation will not be closed and stock may be transferred subsequent to the record date, although all votes must be cast in the names of the shareholders of record as of the record date.

Vote Required

At the meeting, a majority of the shares entitled to vote, represented in person or by proxy, shall constitute a quorum for the transaction of business. Assuming the presence of a quorum, directors shall be elected at the meeting by a plurality of the votes cast, whether in person or by proxy.

A shareholder may abstain or withhold his vote (collectively, ''abstentions'') with respect to each item submitted for shareholder approval. Abstentions will be counted as present for purposes of determining the existence of a quorum but will be counted as not voting in favor of the relevant proposal. Since the election of directors is determined by the votes cast at the meeting, abstentions will not affect such election.

Generally, a broker is entitled to vote shares held in ''street name'' on routine matters without instructions from the beneficial owner. On the other hand, a broker may not be entitled to vote shares held in ''street name'' on certain non-routine items absent customer instructions (a ''broker nonvote''). Generally, there can be no

‘‘broker nonvotes’’ in the election of directors, because the election of directors is a matter for which a broker may exercise its discretion.

Proxies

If the enclosed form of proxy is executed and returned, it may nevertheless be revoked at any time before it has been exercised, but if it is not revoked, the shares represented thereby will be voted by the persons designated in such proxy. Shares represented by the proxies received will be voted in accordance with the instructions therein. In the absence of instructions, proxies will be voted **FOR** the election as directors of the nominees for directors named herein.

HOLDINGS OF VOTING SECURITIES

As of December 31, 1999, there was no person known to the Corporation to be the beneficial owner of more than 5% of the Corporation’s outstanding common shares.

PROPOSAL ONE

ELECTION OF DIRECTORS

The Board of Directors has nominated the two (2) persons named below for election as Class III directors, each to hold office for a term of three (3) years or until their successors shall have been elected and qualified. It is intended that the persons named in the proxy will vote for the election of these persons. The Board of Directors believes that the nominees will be available and able to serve as directors, but if for any reason any of these persons should not be available or able to serve, the persons named in the proxy may exercise discretionary authority to vote for substitutes proposed by the Board of Directors of the Corporation.

The Board of Directors recommends a vote FOR the election of each of the nominees.

Certain information about the nominees, directors with unexpired terms, and executive officers who are not also directors or nominees is set forth in the following table. D. Paul Jones, Jr., Chairman of the Board of Directors of the Corporation, is also a director of Compass Bank, the Corporation's lead bank subsidiary headquartered in Birmingham, Alabama (sometimes referred to herein as ''Compass Bank''). Executive officers who are not also directors serve at the discretion of the Board of Directors.

Common Stock Ownership of Directors and Executive Officers

Name	Director or Executive Officer of Corporation Since	Shares Beneficially Owned at 12/31/99 (1)	Percent of Class (1)	Principal Occupation Since January 1, 1995 and Other Information
Nominees for election to serve until annual meeting in 2003 (Class III)				
William Eugene Davenport . .	1993	61,918	*	President and Chief Executive Officer, Russell Lands, Inc. (resort land development, residential construction and building supply stores). Age 59.
Marshall Durbin, Jr.	1971	1,050,000(2)	*	President of Marshall Durbin Companies, Inc. (poultry processing). Age 68.
Directors elected to serve until annual meeting in 2002 (Class II)				
James H. Click, Jr.	2000	2,564,211(3)	2.2	Co-Managing Partner, Tuttle-Click Automotive Team (automobile dealerships). Age 56.
Tranum Fitzpatrick	1989	339,241(4)	*	Chairman of Guilford Partners, Inc. and Guilford Capital Corporation and President of Empire Rouse, Inc. (real estate investment and development). Age 61.
John S. Stein	1989	120,758	*	Chairman and Chief Executive Officer of Golden Enterprises, Inc. (snack food distribution and sales). Director of Golden Enterprises, Inc. Age 62.

Name	Director or Executive Officer of Corporation Since	Shares Beneficially Owned at 12/31/99 (1)	Percent of Class (1)	Principal Occupation Since January 1, 1995 and Other Information
Directors elected to serve until annual meeting in 2001 (Class I)				
Charles W. Daniel	1982	474,282(5)	*	President, Dantract, Inc. (real estate investments). Age 59.
Carl J. Gessler, Jr., M.D.	1998	37,349(6)	*	Physician. Age 44.
D. Paul Jones, Jr.	1978	1,177,167(7)	1.0	Chairman of the Board, Chief Executive Officer and President of the Corporation and Compass Bank. Director of Golden Enterprises, Inc. Age 57.
Executive Officers Who Are Not Also Directors or Nominees for Director				
James D. Barri	1999	27,785(8)	*	Executive Vice President—Retail Banking of Compass Bank since 1997, and previously Vice Chairman and Chief Operating Officer, Bank of America Oregon since 1992. Age 55.
George M. Boltwood	1999	68,907(9)	*	Executive Vice President—Commercial Banking of Compass Bank since 1996, and previously State Administrative Officer of Nations Bank of Georgia. Age 50.
D. Stevenson Ferguson, Jr.	1999	52,787(10)	*	Executive Vice President—Asset Management of Compass Bank since 1996, and previously Senior Vice President and Trust Executive, Nations Bank. Age 48.
E. Lee Harris, Jr.	1999	59,089(11)	*	Executive Vice President—Human Resources of Compass Bank since 1994. Age 47.
Garrett R. Hegel	1990	145,293(12)	*	Chief Financial Officer of the Corporation and Compass Bank and Director of Compass Bank since February 1999. Age 48.
Charles E. McMahen	1990	308,876(13)	*	Vice Chairman of Compass Bank since February 1999 and previously Chairman and Chief Executive Officer of Compass Banks of Texas, Inc. Age 60.
Clagton D. Pledger	1999	37,009(14)	*	Executive Vice President and Chief Information Officer of Compass Bank since 1998, and previously Midwest Transaction Services Executive, NationsBank Services Company. Age 55.
Jerry W. Powell	1981	158,597(15)	*	General Counsel and Secretary of the Corporation and Compass Bank. Age 50.
G. Ray Stone	1996	225,308(16)	*	Senior Executive Vice President and Chief Credit Policy Officer of the Corporation and Director of Compass Bank since February 1999. Age 56.
Directors, nominees and executive officers as a group (17 persons)		6,908,577	5.9	

* Less than 1%

(1) A person is deemed to beneficially own securities which he or she has a right to acquire within sixty (60) days (i.e., through the exercise of options, warrants, rights or conversion privileges).

(2) Includes 833,383 shares owned by Marshall Durbin Food Corporation, of which Mr. Durbin is Chairman of the Board and President.

(3) These shares were beneficially owned by Mr. Click as of February 21, 2000, the date on which he became a director of the Corporation. The shares shown include 2,564,013 shares held directly by trusts, of which Mr. Click is a trustee, and 198 shares owned directly by Mr. Click.

(4) Includes 28,800 shares owned directly by Mr. Fitzpatrick's spouse and 128,407 shares owned by Empire Rouse, Inc., of which Mr. Fitzpatrick is President, the beneficial ownership of which is disclaimed.

(5) Includes 38,534 shares held by Mr. Daniel's wife and sons, the beneficial ownership of which is disclaimed. Does not include 2,160,108 shares owned by The Daniel Foundation of Alabama, a charitable foundation for which Mr. Daniel serves as a director.

(6) Includes 12,976 shares held by Dr. Gessler's wife and children.

(7) Includes 132,669 shares subject to options exercisable within 60 days and 41,184 shares allocated to Mr. Jones' Corporation Profit Sharing/401(k) Plan account.

(8) Includes 23,249 shares subject to options exercisable within 60 days and 468 shares allocated to Mr. Barri's Profit Sharing/401(k) Plan account.

(9) Includes 43,641 shares subject to options exercisable within 60 days and 907 shares allocated to Mr. Boltwood's Profit Sharing/401(k) Plan account.

(10) Includes 35,996 shares subject to options exercisable within 60 days and 889 shares allocated to Mr. Ferguson's Profit Sharing/401(k) Plan account.

(11) Includes 30,533 shares subject to options exercisable within 60 days and 1,511 shares allocated to Mr. Harris' Profit Sharing/401(k) Plan account.

(12) Includes 62,346 shares subject to options exercisable within 60 days, 8,987 shares allocated to Mr. Hegel's Profit Sharing/401(k) Plan account and 225 shares owned directly by his child.

(13) Includes 48,681 shares subject to options exercisable within 60 days and 8,608 shares allocated to Mr. McMahen's Profit Sharing/401(k)Plan account.

(14) Includes 24,375 shares subject to options exercisable within 60 days and 472 shares allocated to Mr. Pledger's Profit Sharing/401(k) Plan account.

(15) Includes 35,903 shares subject to options exercisable within 60 days and 34,584 shares allocated to Mr. Powell's Profit Sharing/401(k) Plan account.

(16) Includes 27,971 shares subject to options exercisable within 60 days and 60,505 shares allocated to Mr. Stone's Profit Sharing/401(k) Plan account.

Remuneration of Directors

The Corporation pays non-employee directors a monthly retainer of $1,660 and a fee of $1,665 for each board meeting attended. In addition, members of the Corporation's audit committee receive $1,000 for each audit committee meeting attended. Chairmen of all committees of the Boards of Directors of the Corporation and Compass Bank receive a monthly retainer of $100 per month.

Meetings of the Board of Directors and Committees

In 1999 the Board of Directors held six regular meetings and no special meetings. All incumbent directors of the Corporation attended 75% or more of the meetings of the Board and the committees on which they served.

Committees of the Board of Directors

Messrs. Jones, *Chairman*, Davenport and Durbin constitute the standing Executive Committee of the Board of Directors, which has the full authority of the Board of Directors to act on all matters between regularly scheduled Board meetings, except as to certain matters of an extraordinary nature. The results of each Executive Committee meeting are reported to the full Board at the next regularly scheduled Board meeting. The Executive Committee met one time in 1999.

Messrs. Stein, *Chairman*, Daniel, Davenport and Gessler constitute the standing Audit Committee of the Board of Directors. This committee, which met four times during 1999, meets with the Corporation's internal auditors and periodically with its independent auditors. The committee's functions include formulating recommendations with respect to engaging and discharging the independent auditors and considering the fees paid to, services performed by and the independence of such auditors. This committee reviews with the internal and independent auditors the plan for and results of the audit of the Corporation, the adequacy of procedures for internal auditing and the adequacy of the system of internal control. The Audit Committee also reviews with the internal auditors and management the results of examinations of the Corporation's subsidiary banks by the various regulatory authorities.

Messrs. Durbin, *Chairman*, Daniel and Fitzpatrick constitute the standing Compensation Committee of the Board of Directors. These members are non-employee directors and are ineligible to participate in any of the plans or programs administered by the Compensation Committee. The primary function of the committee is to review and approve senior officers' compensation and to administer the Corporation's incentive plans. The committee met three times during 1999.

Messrs. Durbin, *Chairman*, Fitzpatrick and Robert J. Wright, who will retire as a director of the Corporation at the time of the annual meeting, constitute the standing Credit Committee of the Board of Directors. This committee has general supervision over the credit policies of the Corporation and its subsidiaries, establishes the appropriate credit policies for the Corporation and its subsidiaries, and provides appropriate instruction to the officers of the Corporation regarding credit policies and procedures. The committee met six times during 1999.

The Board of Directors has no standing Nominating Committee.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires that executive officers and directors of the Corporation file reports of stock ownership and changes in ownership with the Securities and Exchange Commission (the ''SEC'') on Forms 3 (initial statement of ownership), 4 (monthly reports), and 5 (annual reports). Based solely upon a review of copies of such reports or representations that no annual reports on Form 5 for the 1999 fiscal year were required to be filed by officers or directors, the Corporation believes that Section 16(a) filing requirements applicable to its officers and directors were complied with during fiscal year 1999, except that director Carl J. Gessler, Jr., M.D. did not file timely a Form 4 to report three transactions that

occurred on October 26, 1999. In addition, Clayton D. Pledger, an executive officer of the Corporation, did not file timely a Form 4 to report seven transactions that occurred on April 16, 1999. A Form 4 was filed by Dr. Gessler on January 10, 2000 to report his transactions. A Form 5 was filed by Mr. Pledger on February 14, 2000, to report his transactions.

EXECUTIVE COMPENSATION AND OTHER INFORMATION

The Corporation's 1999 compensation program for executive officers consisted principally of salaries, cash bonuses and compensation pursuant to certain plans which are described below.

Summary Compensation Information

The following table sets forth certain information regarding compensation paid by the Corporation and its subsidiaries during the fiscal years 1997, 1998, and 1999 for services rendered to the Corporation and its subsidiaries during such years by the Corporation's chief executive officer and the Corporation's four most highly compensated executive officers other than the chief executive officer who were serving in such capacities at the end of 1999:

Summary Compensation Table

				Long Term Compensation		
		Annual Compensation		Awards		
Name and Principal Position	Year	Salary($)	Bonus($) (1)	Restricted Stock Awards($) (2)	Securities Underlying Options(#)	All Other Compensation ($) (3)
D. Paul Jones, Jr.	1999	713,997	228,479	527,436	99,000	60,728(4)
Chairman and Chief Executive	1998	699,985	492,090	514,317	52,744	57,853(4)
Officer of the Corporation	1997	589,944	404,441	978,551	-0-	50,203(4)
and Compass Bank						
James D. Barri	1999	228,250	47,406	82,524	15,000	5,586(6)
Executive Vice President	1998	199,000	75,000	-0-	9,750	2,736(6)
of Compass Bank (5)	1997	24,875	-0-	-0-	11,250	373(6)
Garrett R. Hegel	1999	261,660	58,612	96,876	18,000	7,771(7)
Chief Financial Officer of the	1998	252,487	124,247	104,083	10,674	9,479(7)
Corporation and Compass Bank	1997	235,000	112,765	233,396	-0-	11,569(7)
Charles E. McMahen	1999	441,984	131,490	243,984	46,500	35,597(8)
Vice Chairman of Compass Bank	1998	413,954	274,632	220,409	22,605	28,409(8)
	1997	360,000	103,644	436,815	-0-	30,710(8)
G. Ray Stone	1999	246,657	69,064	89,700	16,500	14,767(9)
Senior Executive Vice President	1998	236,666	137,357	95,922	9,837	17,872(9)
and Chief Credit Policy Officer	1997	225,000	129,195	199,136	-0-	18,194(9)
of the Corporation						

(1) The bonus amounts shown in this column were paid based on performance rendered during the years indicated, but the bonuses were paid during the fiscal years immediately following the years indicated.

(2) All of the restricted stock awards granted in 1999 to the executive officers named above will vest on January 27, 2004. The restricted shares are eligible for accelerated vesting if certain performance goals are met. Dividends will be paid on the restricted stock prior to vesting. The value of the restricted stock awards shown above reflects the number of shares awarded during the year indicated multiplied by the closing market price of the Corporation's unrestricted common stock on the date of the award. The following table shows the aggregate number and value of all shares of restricted stock held by the persons identified in the table above as of December 31, 1999:

	Number of Shares	Market Value on 12/31/99
D. Paul Jones, Jr.	66,399	$1,481,561
James D. Barri	3,450	76,980
Garrett R. Hegel	15,250	340,273
Charles E. McMahen	31,369	699,936
G. Ray Stone	13,576	302,921

(3) The amounts shown in this column include annual contributions by the Corporation (i) to the Profit Sharing/401(k) Plan accounts of persons named in the table, (ii) 30% matching contributions by the Corporation with respect to employee contributions for purchases of Corporation common stock under the Corporation's Monthly Investment Plan (''MIP''), and (iii) matching contributions by the Corporation to the accounts of persons named in the table maintained under the ESOP Benefit Restoration Plan (''Restoration Plan''). The Profit Sharing/401(k) Plan and the MIP are generally available to employees of the Corporation and its subsidiaries. The Restoration Plan is available to select persons whose annual compensation exceeds the $160,000 statutory cap on income which may be considered under the ESOP under present IRS regulations.

(4) Includes contributions by the Corporation under the Profit Sharing/401(k) of $7,925, $8,522 and $9,494 in 1999, 1998 and 1997, respectively, matching contributions made by the Corporation under the MIP of $21,420, $20,998 and $17,700 for 1999, 1998 and 1997, respectively, and matching contributions under the Restoration Plan of $31,383, $28,333 and $23,009 in 1999, 1998 and 1997, respectively.

(5) Mr. Barri was first employed by Compass Bank on November 17, 1997.

(6) Includes contributions by the Corporation under the Profit Sharing/401(k) of $5,586, $-0- and $-0- in 1999, 1998 and 1997, respectively, and matching contributions made by the Corporation under the MIP of $-0-, $2,736 and $373 for 1999, 1998 and 1997, respectively.

(7) Includes contributions by the Corporation under the Profit Sharing/401(k) of $3,986, $6,922 and $9,494 in 1999, 1998 and 1997, respectively, matching contributions made by the Corporation under the MIP of $785, $757 and $705 for 1999, 1998 and 1997, respectively, and matching contributions under the Restoration Plan of $3,000, $1,800 and $1,370 in 1999, 1998 and 1997, respectively.

(8) Includes contributions by the Corporation under the Profit Sharing/401(k) of $5,638, $8,522 and $9,494 in 1999, 1998 and 1997, respectively, matching contributions made by the Corporation under the MIP of $13,260, $12,419 and $10,800 for 1999, 1998 and 1997, respectively, and matching contributions under the Restoration Plan of $16,699, $7,468 and $10,416 in 1999, 1998 and 1997, respectively.

(9) Includes contributions by the Corporation under the Profit Sharing/401(k) of $4,817, $8,522 and $9,494 in 1999, 1998 and 1997, respectively, matching contributions made by the Corporation under the MIP of $7,400, $7,100 and $6,750 for 1999, 1998 and 1997, respectively, and matching contributions under the Restoration Plan of $2,550, $2,250 and $1,950 in 1999, 1998 and 1997, respectively.

Compensation Pursuant to Plans

The Corporation has certain compensation plans, described below, pursuant to which benefits may be provided to executive officers of the Corporation.

Long Term Incentive Plans

The Corporation's shareholders approved the 1982, 1989 and 1996 Long Term Incentive Plans and the 1999 Omnibus Incentive Compensation Plan (the ''Plans''), which provide for the granting of incentive awards in the form of stock options, stock appreciation rights, performance units, restricted stock, supplemental cash and in such other forms as may be deemed appropriate from time to time under the circumstances. The Plans are administered by the Compensation Committee of the Board of Directors, which has the sole discretion, subject to the terms of the Plans, to determine those employees, including executive officers, eligible to receive awards and the amount and type of such awards. The Compensation Committee also has the authority to interpret the Plans, formulate the terms and conditions of award agreements, and make all other determinations required in the administration thereof. Under the 1982 and 1989 Long Term Incentive Plans, the committee was authorized to grant awards of up to 5,568,750 and 3,375,000 shares, respectively, of the Corporation's common stock, giving effect to adjustments for capital structure changes. Under the 1996 Plan, the Compensation Committee was authorized to grant awards of up to 4,275,000 shares of the Corporations's common stock, giving effect to adjustments for capital structure changes. Under the 1999 Plan, the Compensation Committee was authorized to grant awards of 5,625,000 (as adjusted for the 3-for-2 stock split effective April 5, 1999).

During 1999, the awards made under the Plans to the officers named in the Summary Compensation Table above consisted of awards of restricted stock and grants of stock options.

The following table reflects certain information concerning grants of options to purchase the Corporation's common stock that were made by the Corporation during 1999 to the executive officers of the Corporation named in the Summary Compensation Table above.

Option Grants in Last Fiscal Year

	Individual Grants				Potential Realizable Pre-Tax Value at Assumed Annual Rates of Stock Price Appreciation for Option Term	
Name	Number of Securities Underlying Options Granted(#) (1)	% of Total Options Granted to Employees In Fiscal Year	Exercise or Base Price ($/Sh)	Expiration Date	5%($) (2)	10%($) (2)
D. Paul Jones, Jr.	99,000	5.89	$23.92	1-26-09	1,489,273	3,774,110
James D. Barri	15,000	.89	$23.92	1-26-09	225,647	571,835
Garrett R. Hegel	18,000	1.07	$23.92	1-26-09	270,777	686,202
Charles E. McMahen	46,500	2.77	$23.92	1-26-09	699,507	1,772,688
G. Ray Stone	16,500	.98	$23.92	1-26-09	248,212	629,018

(1) Options shown in the table above include non-qualified stock options and incentive stock options within the meaning of Section 422 of the Internal Revenue Code. These options were granted under the Corporation's 1996 Long Term Incentive Plan on January 27, 1999 with an exercise price equal to the closing price of the Company's common stock on the grant date. These options become exercisable over a three year period, with 25% immediately exercisable on the date of grant, and 25% exercisable on each of the succeeding three anniversaries of the date of grant.

(2) The dollar amounts shown are based on certain assumed rates of appreciation and the assumption that the options will not be exercised until the end of the expiration periods applicable to the options. Actual realizable values, if any, on stock option exercises and common stock holdings are dependent on the future performance of the Company's common stock and overall stock market conditions. There can be no assurance that the amounts reflected will be achieved.

The following table reflects certain information concerning exercises of options with respect to the Corporation's common stock during 1999, and the value of unexercised options held as of the end of 1999, by the executive officers of the Corporation named in the Summary Compensation Table above:

Aggregated Option Exercises in 1999
and 1999 Year End Option Values

Name	Shares Acquired on Exercise(#)	Value Realized($)	Number of Securities Underlying Unexercised Options at 1999 Year End(#) Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options at 1999 Year End($) Exercisable/ Unexercisable
D. Paul Jones, Jr.	-0-	N/A	88,140/113,808	$289,468/-0-
James D. Barri	-0-	N/A	17,061/18,939	-0-/-0-
Garrett R. Hegel	-0-	N/A	53,843/21,506	515,424/-0-
Charles E. McMahen	-0-	N/A	28,579/51,829	-0-/-0-
G. Ray Stone	21,882	267,395	20,157/19,753	93,143/-0-

Pension Plan

The Corporation has adopted basic and supplemental retirement plans which, subject to the conditions for vesting, provide retirement benefits based upon credited years of service and average annual compensation during the five consecutive years of benefit service which produces the highest average (''Final Average Annual Compensation''). The following table shows the estimated annual benefits that would be payable upon retirement under the Corporation's basic and supplemental retirement plans to plan participants, including executive officers, assuming retirement at normal retirement age 65 on January 1, 2000:

Pension Plan Table

Highest Average Earnings- Five Years*	Annual Retirement Benefit if Age 65 in 2000				
	10 Years Service	15 Years Service	20 Years Service	25 Years Service	30 Years Service
$100,000	$ 14,903	$ 22,355	$ 29,807	$ 37,259	$ 44,711
$200,000	32,903	49,355	65,807	82,259	98,711
$400,000	68,903	103,355	137,807	172,259	206,711
$600,000	104,903	157,355	209,807	262,259	314,711
$800,000	140,903	211,355	281,807	352,259	422,711
$1,000,000	176,903	265,355	353,807	442,259	530,711
$1,200,000	212,903	319,355	425,807	532,259	638,711

* Reflects all compensation without regard to statutory limits in qualified plan.

All employees of the Corporation who have attained age 21 and have worked 1,000 hours or more in their first 12 months of employment or 1,000 hours or more in any calendar year thereafter are eligible to participate in the Corporation's basic pension plan. However, participation in the supplemental retirement plans is limited to a select group of management or highly compensated employees of the Corporation as determined by the Compensation Committee of the Board of Directors. Each of the executive officers named in the Summary Compensation Table participates in one of the two supplemental retirement plans. Under most circumstances employees are vested in their retirement benefits under the plans after five years of service. Benefits under the plans are payable monthly commencing on the later of age 65 or the participant's date of retirement. Eligible participants may retire at reduced benefit levels after reaching age 55.

The Corporation's basic pension plan is a tax-qualified defined benefit plan for purposes of the Employee Retirement Income Security Act of 1974, as amended (''ERISA''). An individual's Final Average Annual Compensation under the pension plan is based on a participant's direct cash compensation (exclusive of bonuses, including any bonuses shown in the Summary Compensation Table above, and commissions) up to certain maximum dollar limits imposed under the Internal Revenue Code. The maximum annual dollar amounts recognized under the basic pension plan were limited to $235,840 for years prior to 1994, $150,000 for years 1994 through 1996, and $160,000 for years after 1996. The percentage of a participant's Final Average Annual Compensation payable as annual benefits upon retirement under the pension plan is determined by multiplying the number of years, up to 30, of a participant's service with the Corporation by 1.8%. Benefits under the pension plan are reduced by Social Security payments at the rate of 1.8% of primary Social Security benefits times years of service up to 30 years. The estimated annual retirement benefits shown in the foregoing table have been reduced by estimated Social Security benefits.

In 1997, the Corporation adopted both the ''Supplemental Retirement Plan'' and the ''Special Supplemental Retirement Plan'' in order to provide key management employees a total retirement benefit equal to the retirement benefit which would have been payable under the basic pension plan but for certain limitations on calculating a participant's Final Average Annual Compensation imposed under the Internal Revenue Code. While a participant's Final Average Annual Compensation under the Supplemental Retirement Plan includes additional amounts of direct cash compensation otherwise excluded under the basic pension plan, the Supplemental Retirement Plan, like the pension plan, does not include a participant's bonuses in such calculations. Such bonuses, however, are included in calculating a participant's Final Average Annual Compensation under the Special Supplemental Retirement Plan. Both supplemental pension plans operate as unfunded non-qualified deferred compensation arrangements for purposes of ERISA.

The current estimated years of credited service for each of the executive officers named in the Summary Compensation Table above are as follows: D. Paul Jones, Jr., 21; James D. Barri, 2; Garrett R. Hegel, 10; Charles E. McMahen, 10; and G. Ray Stone, 34.

Change of Control Employment Agreements

The Corporation entered into change of control employment agreements on December 14, 1994 (the ''Agreements'') with each of the individuals named in the Summary Compensation Table, except for James D. Barri, and five additional officers of the Corporation or its subsidiaries. The Corporation and Mr. Barri entered into such an agreement on November 24, 1997, in connection with Mr. Barri's employment by Compass Bank.

Since December 14, 1994, certain other officers of the Corporation or its subsidiaries have also entered into change in control employment agreements with the Corporation. The Agreements are designed to retain such officers and provide for continuity of management in the event of any actual or threatened change in control of the Corporation. The Agreements with the persons named in the Summary Compensation Table are effective for three-year periods and are automatically extended annually for additional one-year periods unless notice is given to the contrary. The Agreements are otherwise terminable during their periods of effectiveness only by termination of the executive's employment. Such termination in connection with a change in control of the Corporation (as defined in the Agreements) will entitle an executive to benefits under the Agreements. The Agreements require continued employment of an executive following a change of control on an equivalent basis to employment immediately before such change of control. In the event that during the three-year period following a change of control, the executive terminates the executive's employment for good reason (as defined in the Agreements) or, during the thirty-day period commencing one year after the change of control, for any reason, or the Company terminates the executive's employment without cause (as defined in the Agreements), the executive will be entitled to receive an immediate lump sum payment in an amount equal to previously earned but unpaid compensation plus an amount equal to a range of between two and three times the sum of such executive's then current salary and annual bonus. In addition, the executive will continue to be eligible, together with the executive's family, to receive benefits under the Corporation's welfare benefit plans (e.g., medical, group life, etc.) for the remainder of the three-year term, and any stock options then held by the executive pursuant to the Corporation's stock option plans shall remain exercisable in accordance with the terms of any stock option agreements between the Corporation and the executive, notwithstanding any provision in such option agreements to the contrary.

Compensation Committee Interlocks and Insider Participation

Directors of the Corporation Charles W. Daniel, Marshall Durbin, Jr. and Tranum Fitzpatrick constitute the Compensation Committee of the Corporation's Board of Directors. D. Paul Jones, Jr., Chairman and Chief Executive Officer of the Corporation, is a member of the Board of Directors and serves on the Board Compensation Committee of Golden Enterprises, Inc., of which John S. Stein, a director of the Corporation, is President and Chief Executive Officer.

Report of Board Compensation Committee on Executive Compensation

The Compensation Committee of the Board of Directors of the Corporation (the ''Committee'') is composed entirely of persons who are not also officers of the Corporation or any of its subsidiaries. The Committee is responsible for reviewing and appraising the compensation of senior officers of the Corporation and administering the Corporation's incentive plans. See ''ELECTION OF DIRECTORS — Committees of the Board of Directors.''

The base salaries and incentive bonuses of the executive officers of the Corporation, all of whom are also executive officers of Compass Bank, are paid by Compass Bank. Management of the Corporation and Compass Bank are compensated primarily through base salaries, incentive bonuses, and equity-based compensation programs that are designed to reward for long-term strategic management and enhancement of shareholder value.

The Committee approves the base salary of the chief executive officer of the Corporation and Compass Bank, as well as the base salaries of other executive officers, based on recommendations to the Committee from the Human Resources Division of Compass Bank. The base salaries of the chief executive officer and the other executive officers, as approved by the Committee, are then reported to the full Board of Directors at its next regular meeting following the Committee's approval.

In connection with its recommendations to the Committee regarding the chief executive officer's base salary, the Human Resources Division of Compass Bank compiles publicly available data concerning the salaries of the executive officers of financial institutions that are considered peers of the Corporation based on their relative assets. Such data is presented to the Committee for its consideration at one or more Committee meetings in January or February of each year for salary determinations for the ensuing year. The compensation levels approved by the Committee with respect to the chief executive officer have generally been at or above the median compensation levels of the other companies surveyed. The Committee also undertakes a subjective analysis of the executive officers' base salaries that is not related to any particular established qualitative or quantitative criteria. Based on such objective information and its subjective analysis, the Committee then determines the executive officers' base salaries.

Bonuses paid to the chief executive officer are based on pre-established, objective performance goals which are typically approved by the Committee or the full Board of Directors of the Corporation at its regular meeting held in the first quarter of each year. For fiscal year 1999, the chief executive officer's incentive bonus was based solely on the attainment of an earnings per share goal and a return on common equity goal. The bonus paid to the chief executive officer is a variable percentage of his base salary, depending on the extent to which these performance goals are attained. The chief executive officer's maximum achievable bonus in 1999 was 100% of his base salary.

Bonuses paid to other executive officers (including the persons named in the Summary Compensation Table above) are also based wholly or partially upon the same pre-established, objective performance goals which determine the chief executive officer's bonus. As in the case of the chief executive officer, bonuses paid to other executive officers based upon attainment of these goals are variable percentages of their base salaries, depending on the extent to which these performance goals are attained. The maximum achievable bonus, based upon these pre-established, objective performance goals, of each of the other executive officers ranged in 1999 from 60% to 100% of their base salaries. In addition, the other executive officers may receive bonuses based upon other performance goals related to the departments or divisions of the Corporation or Compass Bank with respect to which they have supervisory responsibility, the performance of the Corporation or Compass Bank as a whole, and their respective individual performances.

For fiscal year 1999, the Corporation's chief executive officer and other executive officers were not entitled to any bonus attributable to earnings per share if the Corporation failed to achieve an increase in earnings per share of at least 10% over earnings per share reported for the previous fiscal year. An increase in earnings per share of at least 12% over the previous fiscal year's earnings per share was required in order for maximum achievable bonuses to be paid to the Corporation's chief executive officer and others. As a result of an increase in earnings per share in 1999 compared to reported earnings for 1998, excluding the results of the acquisition on December 15, 1998, of Arizona Bank, Tucson, Arizona, of approximately 9.3%, the Corporation's chief executive

officer and each of the other named executive officers whose bonus is based in part upon the achievement of earnings per share goals received no bonuses attributable to earnings per share.

For fiscal year 1999, the Corporation's chief executive officer and other of the executive officers were not entitled to any bonus attributable to return on common equity if the Corporation failed to achieve a return on common equity of at least 15% and a return on common equity of at least 18% was required in order for the maximum bonus to be paid with respect to return on common equity. As a result of a return on common equity with respect to the Corporation's common stock in fiscal year 1999 of 18.14%, the Corporation's chief executive officer and other officers whose bonuses are based in part on return on common equity received their maximum achievable bonuses attributable to return on common equity.

The Corporation's Plans provide for grants to the Corporation's officers and key employees of stock options, stock appreciation rights, restricted stock, performance units and supplemental cash payments. The payment of equity-based compensation to these individuals under the Corporation's Plans is designed to focus their attention on the enhancement of shareholder value.

During 1999, the Corporation awarded 22,050 shares of restricted stock to Mr. Jones, 3,450 shares of restricted stock to Mr. Barri, 4,050 shares of restricted stock to Mr. Hegel,10,200 shares of restricted stock to Mr. McMahen and 3,750 shares of restricted stock to Mr. Stone. The number of shares of restricted stock awarded to these executive officers was determined by the Compensation Committee based upon a subjective assessment of executive officers' performances, their respective compensation and organization management level in the organization, and other factors. All of the restricted stock awards granted in 1999 to the executive officers named above will vest on January 27, 2004. The restricted shares are eligible for accelerated vesting if certain performance goals are met.

During 1999, the Corporation granted options to purchase a total of 1,680,343 shares of the Corporation's common stock under the 1989 and 1996 Long Term Incentive Plans to employees of the Corporation or its subsidiaries. Among these option grants were grants of incentive and non-qualified stock options to acquire 99,000 shares to Mr. Jones, 15,000 to Mr. Barri, 18,000 shares to Mr. Hegel, 46,500 shares to Mr. McMahen and 16,500 shares to Mr. Stone. The size of the option grants to these executive officers was determined by the Compensation Committee based upon a subjective assessment of executive officers' performances, their respective compensation and organization management level in the organization, and other factors. The exercise price of each option equaled the fair market value of the common stock as of the date of grant and the options become exercisable over a three year period, with 25% being exercisable immediately upon grant and 25% becoming exercisable on each of the succeeding three anniversaries of the date of grant. Such options will expire ten (10) years from the date of grant, subject to earlier termination upon termination of employment.

The Committee has considered the anticipated tax treatment to the Company and to the executive officers of various payments and benefits. In addition, the Committee is aware that some types of compensation payments and their deductibility (e.g., the spread on exercise of non-qualified options) depends upon the timing of an executive officer's vesting or exercise of previously granted rights, and that interpretations of and changes in the tax laws and other factors beyond the Committee's control also affect the deductibility of compensation. For those and other reasons, the Committee will not necessarily and in all circumstances limit executive compensation to that deductible under Section 162(m) of the Internal Revenue Code of 1986, as amended. The Committee will consider various alternatives to preserving the deductibility of compensation payments and benefits to the extent reasonably practicable and to the extent consistent with its other compensation objectives.

/s/ CHARLES W. DANIEL Charles W. Daniel	/s/ TRANUM FITZPATRICK Tranum Fitzpatrick
/s/ MARSHALL DURBIN, JR. Marshall Durbin, Jr.	

Corporate Performance Graph

The following graph illustrates, for the period commencing December 31, 1994, and ending at year end 1999, the yearly percentage change in the cumulative total shareholder return on the Corporation's common stock as compared with the cumulative total returns of the other companies included within the Standard & Poor's 500 Stock Index and the Standard & Poors Banks ("S&P Banks") Composite Index. The graph reflects shareholder returns measured by dividing (i) the sum of (A) the cumulative amount of dividends paid between year end 1994 and year end 1999, assuming dividend reinvestment, and (B) the difference between the closing price of the Corporation's common stock as reported through the National Association of Securities Dealers, Inc. Automated Quotation System ("NASDAQ") on December 31, 1999, and December 31, 1994, by (ii) the closing price of the Corporation's common stock as reported through NASDAQ on December 31, 1994.

COMPARISON OF FIVE YEAR CUMULATIVE TOTAL RETURN*
AMONG COMPASS BANCSHARES, INC., THE S&P 500 INDEX
AND THE S&P BANKS COMPOSITE INDEX


DOLLARS
400
300
200
100
0
12/94
12/95
12/96
12/97
12/98
12/99
Compass Bancshares, Inc.
S&P 500
S&P Banks Composite

* $100 INVESTED ON 12/31/94 IN STOCK OR INDEX-
INCLUDING REINVESTMENT OF DIVIDENDS.
FISCAL YEAR ENDING DECEMBER 31.

In prior years, the Corporation has compared its performance to the NASDAQ Bank Stocks Index. This year, the Corporation has replaced the comparison to the NASDAQ Bank Stocks Index with a comparison to the S&P Banks Composite Index, which the Corporation believes to be more representative of its peers based on asset size and market capitalization. If the NASDAQ Bank Stocks Index were reflected in the graph presented above, it would indicate a total cumulative return of approximately $314.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Some of the executive officers, directors and proposed nominees for director of the Corporation and their affiliates are and have been customers of or had transactions with the Corporation and its subsidiaries in the ordinary course of business. Such transactions include loans made by the Corporation's subsidiary banks, all of which were made in the ordinary course of business on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unaffiliated persons and did not involve more than the normal risk of collectibility or present other unfavorable features. Additional transactions may be expected to take place with the subsidiary banks in the ordinary course of business in the future.

During 1999, D. Paul Jones, Jr., Chairman and Chief Executive Officer of the Corporation, was indebted to the Corporation in connection with a loan originated in September 1998 for an original principal amount of $2,500,000 for the purpose of, among other things, financing the purchase of a residence and residential lot. Such loan bears interest at an annual rate equal to the London Interbank Offering Rate plus 1.5%. The largest amount of indebtedness outstanding on such loan during 1999 was $757,655. This loan was satisfied in full during 1999 and there is no remaining amount outstanding. During 1999, Mr. Jones was also indebted to the Corporation with respect to a loan, originated in April 1999, in the original principal amount of $300,000, bearing interest at the rate of Compass Bank Prime, and secured by Corporation common stock. The largest amount of indebtedness outstanding on such loan during 1999 was $300,000 and, as of March 10, 2000, there was no remaining amount outstanding on such loan.

During 1999, Garrett R. Hegel, Chief Financial Officer of the Corporation, was indebted to the Corporation in connection with a loan for the purpose of, among other things, financing the exercise of options to acquire shares of the Corporation's common stock. Mr. Hegel's loan bears interest at the rate of Compass Bank Prime, is payable quarterly with the principal due on demand, and is secured by shares of the Corporation's common stock. The largest amount of indebtedness outstanding on such loan during 1999 was $373,000, and the amount outstanding as of March 10, 2000 was $373,000.

During 1999, Jerry W. Powell, General Counsel and Secretary of the Corporation, was indebted to the Corporation in connection with a loan for the purpose of, among other things, financing the exercise of options to acquire shares of common stock of the Corporation. Mr. Powell's loan bears interest at the rate of Compass Bank Prime, is payable quarterly with the principal due on demand, and is secured by shares of the Corporation's common stock. The largest amount of indebtedness outstanding on such loan during 1999 was $435,500, and the amount outstanding as of March 10, 2000 was $435,500.

During 1999, George M. Boltwood, Executive Vice President — Commercial Banking and a director of Compass Bank, was indebted to the Corporation in connection with an unsecured loan originated in December 1998. Mr. Boltwood's loan bears interest at the Compass Bank Prime rate and is payable quarterly with the principal due on demand. The largest amount of indebtedness outstanding on such loan during 1999, and the amount outstanding as of March 10, 2000, was $118,750.

During 1999, E. Lee Harris, Jr., Executive Vice President — Human Resources and a director of Compass Bank, was indebted to the Corporation in connection with a loan for the purpose of, among other things, financing the exercise of options to acquire shares of common stock of the Corporation. Mr. Harris' loan bears interest at the Compass Bank Prime rate and is payable quarterly with the principal due on demand. The largest

amount of indebtedness outstanding on such loan during 1999 was $95,269, and the amount outstanding as of March 10, 2000, was $121,269.

CHANGES IN REGISTRANT'S CERTIFYING ACCOUNTANT

(a) Information required by Item 304(a)(1) of Regulation S-K.

(i) KPMG Peat Marwick LLP was dismissed as the Corporation's independent accountants effective as of the close of business on August 16, 1999.

(ii) The reports of KPMG Peat Marwick LLP on the consolidated financial statements of the Corporation at December 31, 1997 and December 31, 1998, and for the three years ended December 31, 1998, contain no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principle.

(iii) The decision to change accountants was recommended by the Audit Committee of the Corporation's Board of Directors, and approved by the Board of Directors of the Corporation.

(iv) In connection with its audits for the two most recent fiscal years and through the date of dismissal there have been no disagreements with KPMG Peat Marwick LLP on any matter of accounting principle or practice, financial statement disclosure, or auditing scope or procedure, which disagreements if not resolved to the satisfaction of KPMG Peat Marwick LLP would have caused KPMG Peat Marwick LLP to make reference thereto in their report on the financial statements for such years.

(v) During the two most recent fiscal years and through the date of dismissal there have been no reportable events (as defined in Regulation S-K Item 304(a)(1)(v)).

(b) Information required by Item 304(a)(2) of Regulation S-K.

The Corporation engaged Arthur Andersen LLP as its new independent accountants as of August 16, 1999. During the most recent two fiscal years and through the date of engagement, the Corporation has not consulted with Arthur Andersen LLP on items regarding either: (1) the application of accounting principles to a specified transaction, either completed or proposed; the type of audit opinion that might be rendered on the Corporation's financial statements, or (2) the subject matter of a disagreement or reportable event with the Corporation's former auditor (as defined in Regulation S-K Item 304(a)(2)).

The Corporation provided a copy of this disclosure to KPMG Peat Marwick LLP and requested that KPMG Peat Marwick LLP provide it with a letter addressed to the SEC stating whether or not it agrees with the statements as set forth above. A copy of that letter, dated August 20, 1999, was filed as Exhibit 16 to the Corporation's current report on Form 8-K filed August 23, 1999.

SHAREHOLDER PROPOSALS FOR 2001 ANNUAL MEETING

Any proposal which a shareholder of the Corporation intends to be presented at the annual meeting of shareholders to be held in 2001 must be received by the Corporation at the address appearing on the first page of this proxy statement on or before November 22, 2000 in order to be considered for inclusion in the Corporation's

proxy statement and form of proxy relating to that meeting. Only proper proposals which are timely received will be included in the proxy statement and form of proxy.

A shareholder of the Corporation may wish to have a proposal presented at the annual meeting of shareholders to be held in 2001, but not to have such proposal included in the Corporation's proxy statement and form of proxy relating to that meeting. If notice of any such proposal is not received by the Corporation at the address appearing on the first page of this proxy statement by February 5, 2001, then the Company will not address the proposal in its proxy statement relating to that meeting, and all proxies solicited and received by the Company will be deemed to have conferred discretionary authority to vote on any such proposal.

OTHER MATTERS

As of February 14, 2000, the Corporation had not received notice of any matters to be presented at the annual meeting, other than as described in this Proxy Statement. Should other matters properly come before the meeting, the persons designated as proxies will vote in accordance with their best judgment on such matters.

EXPENSES OF SOLICITATION

The cost of soliciting proxies in the accompanying form will be borne by the Corporation. In addition to the use of the mails, proxies may be solicited by directors, officers or other employees of the Corporation or its subsidiaries personally, by telephone or by facsimile or other electronic means, for which no additional compensation will be paid to those persons engaged in such solicitation. The Corporation will reimburse brokers, custodians or other persons holding stock in their names or in the names of nominees for their expenses in forwarding proxy materials to principals and obtaining their instructions. The Company has retained Morrow & Co., New York, New York, at an approximate total cost of $7,500, plus out-of-pocket expenses, to assist in the solicitation of proxies by mail, personally or by telephone or other means of communication.

IN THEIR DISCRETION THE PROXIES ARE AUTHORIZED TO VOTE UPON SUCH OTHER BUSINESS AS PROPERLY MAY COME BEFORE THE MEETING OR ANY ADJOURNMENT

1. ELECTION OF DIRECTORS
NOMINEES: WILLIAM EUGENE DAVENPORT AND MARSHALL DURBIN JR

FOR [ ] WITHHELD [ ]

[ ] ____
For all nominees except as noted above

MARK HERE FOR ADDRESS CHANGE AND NOTE AT LEFT [ ]

WHEN SIGNING AS ATTORNEY, TRUSTEE OR GUARDIAN, PLEASE GIVE FULL TITLE AS SUCH. IF AS CORPORATION, PLEASE SIGN IN FULL CORPORATE NAME BY PRESIDENT OR OTHER AUTHORIZED OFFICER. IF A PARTNERSHIP, PLEASE SIGN IN PARTNERSHIP NAME BY AUTHORIZED PERSON

PLEASE SIGN EXACTLY AS NAME APPEARS HEREIN WHEN SHARES ARE HELD BY JOINT TENANTS, BOTH SHOULD SIGN. PLEASE MARK, SIGN, DATE AND RETURN THE PROXY PROMPTLY USING THE ENCLOSED ENVELOPE

SIGNATURE: ____
DATE: ____
SIGNATURE: ____
DATE: ____

COMPASS BANCSHARES, INC.
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints Garrett R. Hegel, Jerry W. Powell, and E. Lee Harris, Jr. or any one of them, proxies, each with the power to appoint his substitute, and hereby authorize them to represent and to vote all the shares of common stock of Compass Bancshares, Inc., held of record by the undersigned on March 15, 2000, at the annual meeting of stockholders to be held on April 17, 2000, or at any adjournment(s) or postponement(s) thereof.

THIS PROXY, WHEN PROMPTLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED STOCKHOLDER. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED FOR PROPOSAL 1.

YOU ARE ENCOURAGED TO SPECIFY YOUR CHOICE BY MARKING THE APPROPRIATE BOXES (SEE REVERSE SIDE), BUT YOU NEED NOT MARK ANY BOXES IF YOU WISH TO VOTE IN ACCORDANCE WITH THE BOARD OF DIRECTORS' RECOMMENDATIONS. THE PROXIES CANNOT VOTE YOUR SHARES UNLESS YOU SIGN AND RETURN THIS CARD.

(CONTINUED, AND TO BE SIGNED, ON REVERSE SIDE)

ITEMS LEFT BLANK WILL NOT BE CONSIDERED INSTRUCTIONS TO THE PLAN TRUSTEE

1. ELECTION OF DIRECTORS OF COMPASS BANCSHARES, INC.
NOMINEES: WILLIAM EUGENE DAVENPORT AND MARSHALL DURBIN, JR

FOR [ ] WITHHELD [ ]

[ ]____
For all nominees except as noted above

MARK HERE FOR ADDRESS CHANGE AND NOTE AT LEFT [ ]
(Important: Please sign exactly as name appears hereon.)

Signature: ____
Date: ____
Signature: ____
Date: ____

TO: Compass Bank, as Plan Trustee of the Compass Bancshares, Inc.
Employee Stock Ownership/401(k) Plan

I hereby direct you, as Trustee of the Compass Bancshares, Inc Employee Stock Ownership/401(k) Plan (the "Plan") to act in accordance with the instructions I have specified on the reverse side hereof in voting each share of Compass Bancshares, Inc. common stock ("Bancshares Stock") allocated to my account under the Plan at the 2000 Annual Meeting of Stockholders of Compass Bancshares, Inc. to be held on April 17, 2000, and at any adjournment thereof. Any previous instructions to the Plan Trustee relating to the 2000 Annual Meeting of Stockholders of Compass Bancshares, Inc. hereby are revoked. Under the terms of the Plan and subject to the Plan Trustee's responsibilities under ERISA, the Plan Trustee will vote Bancshares Stock allocated to the accounts of Plan participants and beneficiaries ("Participants") in accordance with timely instructions received from such Participants and will not vote Bancshares Stock allocated to Plan Participants if the Plan Trustee does not receive timely instructions from such Participants on or before the date designated below.

IMPORTANT: YOUR INSTRUCTIONS SHOULD BE MAILED IN THE ENCLOSED SELF-ADDRESSED ENVELOPE. NO POSTAGE IS REQUIRED. IN ORDER TO COMPLY WITH YOUR INSTRUCTIONS, THIS CARD MUST BE PROPERLY EXECUTED AND MAILED TO CONTINENTAL STOCK TRANSFER & TRUST COMPANY SO AS TO BE RECEIVED BEFORE 5:00 P.M. EASTERN TIME ON APRIL 13, 2000. YOUR INSTRUCTIONS WILL BE KEPT CONFIDENTIAL.

DO NOT MAIL THESE INSTRUCTIONS TO COMPASS BANK OR COMPASS BANCSHARES, INC.

CONTINUED AND TO BE SIGNED ON REVERSE SIDE